UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Foxx Development Holdings Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

351665 104
(CUSIP Number)

BRR Investment Corporation 9053 Estate Thomas, Ste 101 St. Thomas U.S. Virgin Islands, 00802 Tel: +1-855-585-3699
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 351665 104

(1)	Names of reporting persons

BRR Investment Corporation

(2)	Check the appropriate box if a member of a group (see instructions)

(a) ☐
(b) ☒

(3)	SEC use only

(4)	Source of funds (see instructions)

WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization

U.S. Virgin Islands
Number of shares beneficially owned by each reporting person with:
	(7)	Sole voting power

2,312,333 (1)

	(8)	Shared voting power

0

	(9)	Sole dispositive power

2,312,333(1)

	(10)	Shared dispositive power

0

(11)	Aggregate amount beneficially owned by each reporting person

2,312,333(1)

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)	Percent of class represented by amount in Row (11)

31.81% (2)

(14)	Type of reporting person (see instructions)

CO

(1)	Representing 2,312,333 shares of common stock with a par value of $0.0001 per share (the “PubCo Common Stock”) of Foxx Development Holdings Inc. (the “Issuer” or “PubCo”), issued to BRR Investment Corporation (“BRR”) in connection with the business combination contemplated in the Business Combination Agreement dated February 18, 2024 (as amended from time to time, the “Business Combination Agreement”), by and among ACAC, Acri Capital Merger Sub I Inc., a Delaware corporation and wholly-owned subsidiary of ACAC (“Purchaser” or “Pubco” upon and following the closing of the Business Combination), Acri Capital Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (“Merger Sub”), and Foxx Development Inc., a Texas corporation (“Foxx”), at the closing on September 26, 2024 (the “Closing”).

(2)	7,270,096 shares of common stock of Pubco (“Pubco Common Stock”) issued and outstanding as of the date hereof (without regard to 4,200,000 Earnout Shares (as defined in the Business Combination Agreement)).

CUSIP No. 351665 104

(1)	Names of reporting persons

Lapistone Trust LLC, Trustee of Durabilis Trust, Owner of BRR Investment Corporation

(2)	Check the appropriate box if a member of a group (see instructions)

(a) ☐
(b) ☒

(3)	SEC use only

(4)	Source of funds (see instructions)

WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization

South Dakota
Number of shares beneficially owned by each reporting person with:
	(7)	Directed voting power

2,312,333 (1)

	(8)	Shared voting power

0

	(9)	Directed dispositive power

2,312,333(1)

	(10)	Shared dispositive power

0

(11)	Aggregate amount beneficially owned by each reporting person

2,312,333(1)

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)	Percent of class represented by amount in Row (11)

31.81%

(14)	Type of reporting person (see instructions)

CO

(1)	Lapistone Trust LLC, the trustee of Durabilis Trust, owner of BRR Investment Corporation has directed voting and investment discretion with respect to the shares of Common Stock held by BRR.

ITEM 1. SECURITY AND ISSUER.

Securities Acquired: Common stock, par value $0.0001 per share

Issuer:	Foxx Development Holdings Inc.

15375 Barranca Parkway, Suite C106, Irvine, CA 2618

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name: BRR Investment Corporation

(b) Place of Organization: 9053 Estate Thomas, Ste 10, St. Thomas U.S. Virgin Islands, 00802

(c) Principal Office: 9053 Estate Thomas, Ste 10, St. Thomas U.S. Virgin Islands, 00802

(d) Criminal Convictions: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

BRR has been the shareholder of 700,000 shares of common stock of Foxx since January 30, 2024. Pursuant to the Business Combination Agreement, 2,312,333 shares of Pubco Common Stock were issued to BRR at the Closing, converted from all 700,000 shares of common stock of Foxx, par value $0.0001 per share, that BRR held prior to the closing of the Business Combination.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors (the “Board”) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) in the preceding paragraph.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The responses to Items 7 - 13 of the cover page of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of shares of Pubco Common Stock beneficially owned or directly held by the Reporting Persons are based upon a total of 7,270,096 shares of Pubco Common Stock outstanding as of September 26, 2024. The Reporting Persons collectively beneficially own 2,312,333 shares of Pubco Common Stock, representing approximately 31.81% of the issued and outstanding shares of Pubco Common Stock.

(b) The responses to Items 7 - 13 of the cover page of this Schedule 13D are incorporated herein by reference. BRR beneficially owns 2,312,333 shares of Pubco Common Stock, representing approximately 31.81% of the issued and outstanding shares of Pubco Common Stock. In addition, Lapistone Trust LLC, the trustee of Durabilis Trust, owner of BRR Investment Corporation has directed voting and investment discretion with respect to the shares of Pubco Common Stock held by the BRR.

(c) Other than the disposition of the shares as reported in this Schedule 13D, no actions in the shares of Pubco Common Stock were effected during the past sixty (60) days by the Reporting Persons.

(d) N/A

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Lock-up Agreement

In connection with the entry into the Business Combination Agreement, the Reporting Persons entered into a lock-up agreement (“Lock-up Agreement”) pursuant to which the Reporting Person will be contractually restricted, during the Lock-up Period (as defined below), from selling or transferring any of (i) its shares of the Pubco Common Stock held immediately following the Closing and (ii) any of its shares of the Pubco Common Stock that result from converting securities held immediately following the Closing. The “Lock-up Period” means the period commencing at Closing and end the earliest of: (A) six months after the consummation of the Business Combination, (B) the date on which the Purchaser completes a liquidation, merger, stock exchange or other similar transaction after the Business Combination that results in all of Purchaser’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, or (C) the date on which the last reported sale price of the Purchaser’s Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the completion of Business Combination.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit Number	Description
7.1	Joint Filing Agreement, dated September 27, 2024
10.1	Form of Lock-Up Agreement by certain stockholder of Foxx and ACAC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2024

BRR Investment Corporation		Lapistone Trust LLC, Trustee of BRR Investment Corporation

By:	/s/ Chunni Ren	/s/ Joshua Yang
Name:	Chunni Ren	Name:	Joshua Yang
Title:	Director	Title:	Trustee